Exhibit 99.1

First Quarter
Report 2004

Biovail
Corporation

Q1

1    BIOVAIL 2004 FIRST QUARTER REPORT

Letter to
Shareholders

[PHOTO]

Dear Fellow Shareholders,

The first quarter of 2004 was very important for Biovail. It gave us an opportunity to demonstrate that Biovail's commercial operations are executing its strategies well and that the Company is meeting its objectives for 2004. Biovail realized U.S. GAAP earnings per share (EPS) of $0.13 for the first quarter of 2004. Our solid execution in the first quarter was highlighted by the completion of the realignment and optimization of our U.S. sales operations; the initial recruitment and deployment of our new specialty sales representatives; the filing of a New Drug Application (NDA) for Ralivia ER, our once-daily formulation of tramadol; and the submission of an NDA for Ralivia FlashDose, our orally disintegrating tramadol product. Early in the second quarter, we also submitted an NDA for Glumetza, a metformin product used in the treatment of Type II diabetes.

PRODUCT SALES PERFORMANCE

Biovail's product sales in the first quarter of 2004 increased 38% to $175 million, compared to $127 million in the first quarter of 2003. Importantly, product sales represented 94% of our total revenue, compared to just 66% in the same period one year ago. This increase in product revenue reflects the successful launches of Cardizem LA, Wellbutrin XL, Teveten HCT and Zovirax Cream in 2003.

CORE PRODUCTS

In an effort to provide greater clarity and understanding of our business strategy and financial performance, we have added a sub-total line item, Core Products, to our product revenue reporting format. This category includes Biovail's U.S. promoted products, Wellbutrin XL and Biovail Pharmaceuticals Canada. Going forward, this category will include all products actively promoted by Biovail, in addition to any new products developed and out-licensed by Biovail for commercialization. Core products generated revenue of $112 million in the first quarter of 2004, representing growth of 100% over the first quarter of 2003.

Wellbutrin XL continues to be a tremendous success story and remains one of the most successful launches in pharmaceutical industry history. Total prescriptions grew by 89% in the first three months of 2004 relative to the fourth quarter of 2003. Wellbutrin XL captured 39% of all bupropion prescriptions (one of the fastest conversion rates in history) and 4.9% of the total antidepressant market in the first quarter of 2004. Biovail's Wellbutrin XL revenues in the first quarter of 2004 were $42 million.

BIOVAIL 2004 FIRST QUARTER REPORT    2

REGULATORY HIGHLIGHTS

Biovail's filing of the NDA for Ralivia ER, in addition to the submission of an NDA for Ralivia FlashDose, position the Company to successfully compete in the $13.9 billion U.S. pain market. In 2003, 16.8 million prescriptions were generated for tramadol products, a 9% increase relative to the prior year. Biovail's 500 mg and 1000 mg Glumetza NDA submission made in conjunction with our development partner, Depomed Inc., will also position us to compete in the metformin market. In 2003, metformin products in the U.S. generated sales of $1.7 billion and prescriptions of 43 million grew 9% relative to 2002.

In addition to these three NDAs, we anticipate two or more regulatory submissions in 2004, a clear indication of the depth of our rapidly maturing development pipeline. This is an ambitious undertaking, given that, over the last ten years, the U.S. Food and Drug Administration (FDA) has received an average of only 117 NDA filings annually from the entire pharmaceutical industry.

Also in April 2004, Cardizem LA received FDA approval for the treatment of angina. This condition currently affects 6.4 million people in the U.S., with approximately 400,000 new cases diagnosed each year.

OPERATIONS

The last twelve months have seen significant investment in Biovail's U.S. infrastructure as we consolidated our sales and marketing groups with select R&D functions in Bridgewater, NJ. The $216 billion U.S. pharmaceutical market represents an attractive opportunity for the Company and investments will continue to be made throughout 2004.

The realignment and optimization of our U.S. sales force is now complete. Our newly optimized primary care sales force of 475 representatives will detail Cardizem LA, Teveten, Teveten HCT, Zovirax Ointment and Zovirax Cream to general practitioners across the U.S.

We have made excellent progress in the recruitment and deployment of our two new specialty sales forces, which will consist of 63 representatives each. One specialty sales force will detail our key cardiovascular products — Cardizem LA, Teveten and Teveten HCT — to cardiologists and nephrologists; while the other will promote Zovirax Ointment and Zovirax Cream to dermatologists and Obstetricians/Gynecologists across the U.S. These medical specialists and key opinion leaders can greatly influence the prescribing patterns of primary care physicians. They also represent a new target audience for Biovail. We are confident that these sales force initiatives will drive continued growth in our promoted products.

Given the increasing demand for our products and especially Wellbutrin XL, Biovail is continuing to expand its manufacturing operations. The Steinbach manufacturing facility now has 510 employees — up from 360 a year ago — and has moved to 24/7 operations to produce 1.7 billion units per year — more than double the 670 million units produced a year ago. This is an incredible level of productivity and essential to meet the Company's growing demands.

3    BIOVAIL 2004 FIRST QUARTER REPORT

NET INCOME

First quarter 2004 net income in accordance with U.S. Generally Accepted Accounting Principles (GAAP) was $21 million as compared to first quarter 2003 net income of $58 million. U.S. GAAP Earnings Per Share (EPS) in first quarter 2004 were $0.13 versus $0.36 in the corresponding period in 2003.

First quarter 2004 U.S. GAAP EPS included a $8.6 million acquired Research & Development charge (which negatively impacted earnings by $0.05 per diluted share) associated with the previously announced acquisition of the remaining interest in BNC-PHARMAPASS.

FUTURE PRODUCTS

Biovail's development pipeline is currently the deepest in the Company's history. Beyond the NDAs already announced in 2004, ongoing development efforts include novel formulations of acyclovir, Teveten, Vasotec, zolpidem, bupropion, venlafaxine and sumatriptan.

LOOKING AHEAD

The investments made in 2003, along with ongoing investments in key areas such as U.S. sales operations and R&D, are having a positive impact on the Company's performance thus far in 2004. Biovail's strategy for the remainder of the year remains the same: executing against our corporate objectives and financial guidance, continuing to make strategic investments to be competitive in the U.S. market, ensuring strong cash flow generation and, ultimately, demonstrating to investors that their confidence in Biovail is well placed.

        On behalf of the Board of Directors of Biovail, I would like to sincerely thank all employees for their ongoing dedication and commitment and our shareholders for their continued support of the Company.

Eugene N. Melnyk
Chairman of the Board
Chief Executive Officer

BIOVAIL 2004 FIRST QUARTER REPORT    4

Consolidated Balance Sheets
In accordance with U.S. generally accepted accounting principles
(All dollar amounts are expressed in thousands of U.S. dollars)
(Unaudited)

	March 31	December 31
	2004	2003
ASSETS
Current
Cash and cash equivalents	$67,949	$133,261
Accounts receivable	151,879	179,374
Inventories	88,921	84,058
Deposits and prepaid expenses	10,925	15,759

	319,674	412,452
Long-term investments	116,807	113,546
Property, plant and equipment, net	175,633	173,804
Goodwill, net	100,814	100,814
Intangible assets, net	1,032,571	1,049,475
Other assets, net	78,572	72,683

	$1,824,071	$1,922,774

LIABILITIES
Current
Accounts payable	$44,744	$67,932
Accrued liabilities	114,584	105,201
Minority interest	—	679
Income taxes payable	24,332	24,175
Deferred revenue	6,064	5,765
Current portion of long-term obligations	37,496	58,816

	227,220	262,568
Deferred revenue	13,650	14,500
Long-term obligations	675,910	764,111

	916,780	1,041,179

SHAREHOLDERS' EQUITY
Common shares	1,451,965	1,448,353
Stock options outstanding	2,150	2,290
Deficit	(586,572)	(607,678)
Accumulated other comprehensive income	39,748	38,630

	907,291	881,595

	$1,824,071	$1,922,774

5    BIOVAIL 2004 FIRST QUARTER REPORT

Consolidated Statements of Income
In accordance with U.S. generally accepted accounting principles
(All dollar amounts are expressed in thousands of U.S. dollars, except per share data)
(Unaudited)

	Three Months Ended March 31
	2004	2003
		(Restated [1])
REVENUE
Product sales	$175,097	$126,914
Research and development	4,216	2,600
Co-promotion, royalty and licensing	7,313	61,876

	186,626	191,390

EXPENSES
Cost of goods sold	52,141	37,412
Research and development	17,991	18,006
Selling, general and administrative	59,458	46,708
Amortization	17,105	40,521
Acquired research and development	8,640	—
Settlements	—	(24,755)

	155,335	117,892

Operating income	31,291	73,498
Interest income	404	3,067
Interest expense	(11,394)	(9,982)
Foreign exchange gain (loss)	962	(4,841)
Other income	1,143	507

Income before provision for income taxes	22,406	62,249
Provision for income taxes	1,300	4,650

Net income	$21,106	$57,599

Earnings per share
Basic	$0.13	$0.36

Diluted	$0.13	$0.36

Weighted average number of common shares outstanding (000s)
Basic	159,002	158,197

Diluted	159,281	159,493

BIOVAIL 2004 FIRST QUARTER REPORT    6

Consolidated Statements of Cash Flows
In accordance with U.S. generally accepted accounting principles
(All dollar amounts are expressed in thousands of U.S. dollars)
(Unaudited)

	Three Months Ended March 31
	2004	2003
		(Restated [1])
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$21,106	$57,599
Add (deduct) items not involving cash
Depreciation and amortization	22,594	44,174
Amortization of deferred financing costs	1,887	684
Amortization of discounts on long-term obligations	941	2,090
Acquired research and development	8,640	—
Other	(2,965)	4,207

	52,203	108,754
Net change in non-cash operating items	11,636	(4,952)

Cash provided by operating activities	63,839	103,802

CASH FLOWS FROM INVESTING ACTIVITIES
Additions to property, plant and equipment	(8,053)	(8,368)
Acquisition of business, net of cash acquired	(9,319)	—

Cash used in investing activities	(17,372)	(8,368)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of common shares, net of issue costs	3,612	1,689
Repayments under revolving term credit facility, including financing costs	(82,250)	(100,000)
Repayments of other long-term obligations	(33,095)	(40,000)

Cash used in financing activities	(111,733)	(138,311)

Effect of exchange rate changes on cash and cash equivalents	(46)	22

Decrease in cash and cash equivalents	(65,312)	(42,855)
Cash and cash equivalents, beginning of period	133,261	56,080

Cash and cash equivalents, end of period	$67,949	$13,225

[1]    Financial results for the three months ended March 31, 2003 have been restated for a non-cash foreign exchange translation adjustment of $5,392,000, which resulted in a decrease in net income from $62,991,000 (diluted earnings per share of $0.39) as previously reported to $57,599,000 (diluted earnings per share of $0.36) as restated. Current and prior years' figures reflect the reclassification of foreign exchange gains and losses from selling, general and administrative expenses.

Shareholder Information

BIOVAIL CORPORATION

7150 Mississauga Road
Mississauga, Ontario
Canada L5N 8M5

T: (905) 286-3000
F: (905) 286-3050
E: ir@biovail.com
W: www.biovail.com

HOW TO REACH US FOR MORE INFORMATION

For additional copies of this report, the annual report on Form 20-F as filed with the United States Securities and Exchange Commission, for quarterly reports or for further information, please contact Investor Relations.

Corporate Information

TRADING SYMBOL — BVF

New York Stock Exchange
Toronto Stock Exchange

REGISTRARS AND TRANSFER AGENTS
CIBC Mellon Trust Company
Toronto, Ontario, Canada
Mellon Investor Services, LLC
New York, New York, USA

The following words are trademarks of the Company and may be registered in Canada, the United States and certain other jurisdictions: Ativan®, Attenade(tm), Biovail®, Cardizem®, CEFORM(tm), Fastab(tm), FlashDose®, Glumetza(tm), Isordil®, Ralivia(tm), Shearform(tm), Smartcoat(tm), Tiazac®, Teveten®, Vasotec® and Vaseretic®. Wellbutrin®, Wellbutrin SR®, Wellbutrin XL(tm), Zovirax®, and Zyban® are trademarks of "The GlaxoSmithKline Group of Companies" and are used by the Company under license.

All other trademarks mentioned in this report, which are not the property of the Company, are owned by their respective holders and may be licensed to the Company for use in certain markets.

To the extent any statements made in this report contain information that is not historical, these statements are essentially forward-looking. As such, they are subject to risks and uncertainties, including the difficulty in predicting FDA and TPD approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results and other risks detailed from time to time in the Company's filings with the U.S. Securities and Exchange Commission and Canadian securities authorities.

Financial Statements prepared in accordance with Canadian Generally Accepted Accounting Principles are made available to all shareholders.